Exhibit 4.35

October 15, 2012

CHINA METRO-RURAL LIMITED

(Seller)

And

Tieling North Asia Development Co., Ltd.

(Tieling Company)

And

Run Xing Investments Limited (Company A)

and

Honour Noble Holdings Limited (Company B)

(Collectively referred to as the “Purchasers”)

And

SU Shaobin

And

Qiqihar China Focus City Holdings (Group) Co., Ltd.

(Target B)

Agreement for the Acquisition of

(1) China Focus City (H.K.) Holdings Limited

And (2) Qiqihar China Focus City Holdings (Group) Co., Ltd.

The Agreement is signed on October 15th, 2012 by the following parties:

(1)	CHINA METRO-RURAL LIMITED, a company incorporated in the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Seller”);

(2)	Tieling North Asia Development Co., Ltd., a company registered and established in the PRC with limited liability with its registered address is at Administration Building , Zuanshi Road, Fanhe New District, Tieling City, Liaoning Province, the PRC (“Tieling Company”);

(3)	Run Xing Investments Limited, a company incorporated in the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands(“Company A”);

(4)	Noble Honour Holdings Limited, a company incorporated in the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Company B”);

(Company A and Company B hereinafter collectively referred to as the “Purchasers”);

(5)	SU Shaobin, the holder of Hong Kong identity card number [Not disclosed in this translation], whose address is [Not disclosed in this translation] (“Su Shaobin”); and

(6)	Qiqihar China Focus City Holdings (Group) Co., Ltd., a company registered and established in the PRC with limited liability with its registered address at 3/F Environmental Protection Building, Hecheng North Road, Qiqihar City, Heilongjiang Province, the PRC (“Target B”).

Whereas:

(A)	Target A (as defined below) is a company incorporated in Hong Kong with limited liability, with its registered office at Suite 2204, 22/F, Sun Life Tower, the Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. At date of signing this Agreement, the authorized capital of the Target A is HK$1,000,000 divided into 1,000,000 ordinary shares of $1 each whereas 1 ordinary share of HK$1 each has been issued and paid up. Detailed information regarding Target A is attached in Appendix 1 to the Agreement. Additional 99 ordinary shares of Target A would be issued upon approval from Willis Plus Limited and the total number of issued share of Target A shall become 100.

(B)	Target B (as defined below) is registered and established as a limited liability company in the PRC with its registered address at 3/F, Environmental Protection Building, Hecheng North Road, Qiqihar City, Heilongjiang Province, the PRC. At date of signing this Agreement, the registered capital of Target B is RMB200,000,000, which is fully paid up. Detailed information regarding Target B is in attached in Appendix 2 to the Agreement.

(C)	The Seller is a wholly-owned subsidiary of the China Metro-Rural Holdings Limited (“CMR Holdings”), the Seller is the registered owner of the 1 issued and fully paid up ordinary share of Target A and is the beneficial owner of Target A.

(D)	Seller, through its wholly-owned subsidiary, Tieling Company, is the beneficial owner of Target B, who has fully paid up the registered capital of Target B.

(E)	Pursuant and in accordance with the following terms and conditions of the Agreement, the Seller agrees to sell and the Purchasers agree to purchase the Sale Shares (as defined below) and Sale Interest (as defined below).

Accordingly, the parties to the Agreement agree the following:

1.	Definitions

1.01	Unless the context otherwise requires, the following words and phrases in a sentence and the Annex to this Agreement shall have the following meanings:

the “Agreement”	Refers to this agreement;

“Business Day”	Refers to days on which banks in Hong Kong are open for business (Excluding Saturday and any days from 9:00am to 5:00pm for which typhoon signal number 8 or above is hoisted or “Black Rain” warning signal is in effect);

“Target A”	Refers to China Focus City (H.K.) Holdings Limited, incorporated on April 11, 2011 in Hong Kong with limited liability, with its registered address in Room 2204, 22/F, Sun Life Tower, the Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Details of which are set out in Appendix 1;

“Target B”	Refers to Qiqihar China Focus City Holdings (Group) Co., Ltd., a company registered and established on August 11, 2011 in the PRC with limited liability with its registered address at 3/F, Environmental Protection Building, Hecheng North Road, Qiqihar City, Heilongjiang Province, the PRC. Details of which are set out in Appendix 2;

“Completion”	Refers to the completion of the Sale Shares and Sale Interest in accordance to Section 5 of the Agreement;

“Completion Date”	Refers the date specified in Section 5.01;

“Consideration”	Refers to considerations for the sales of Sale Shares and Sale Interest, which is the amounts stated in in Section 3;

“HK Dollars”	Refers to the lawful currency of Hong Kong;

“Hong Kong”	Refers to the Hong Kong Special Administrative Region of the PRC;

“the PRC”	Refers to the People’s Republic of China;

“RMB”	Lawful currency of China;

“Sale Shares”	Refers to the sale and purchase of 100 ordinary shares in Target A pursuant to Section 2, representing 100% issued share capital of Target A;

“Sale Interest”	Refers to sale and purchase of 75% equity interest in Target B pursuant to Section 2, representing 75% of the paid up capital of Target B;

“Subsidiary”	Refers to definition in accordance with Section 2 of Companies Ordinance (Chapter 32 of Laws of Hong Kong);

“Tieling Company”	Refers to Tieling North Asia Development Co., Ltd., registered and established in China with limited liability;

“Taxation”	Refers to tax, rates, levies, duties, fees, import duties, deductions, prepaid tax that are received, levied, collected, withholding tax or assessed by tax authorities or other departments around the world at present and future, including any interest, additional tax, fines, recovery of tax due to cancellation of preferential treatment or any other taxes and fees payable thereto;

“USD”	Refers to the lawful currency of the United States of America; and

“Guarantee”	Refers to various warranties and representations in pursuant to Section 6 of the Agreement and in Appendix 3, and the meaning of “Guarantee” shall be construed thereon.

1.02	With respect to statutory provisions mentioned, which shall include provisions that are amended from time to time, newly enacted and the applicability due to amendments to other provisions (regardless whether such amendments are made prior or after the Agreement), and shall include re-enacted provisions (whether or not amended).

1.03	Sections and attachments mentioned refers to the sections of the Agreement and its appendices; Sub-sections mentioned refers to the subsections within a section of the Agreement, unless otherwise defined. Appendices to the Agreement form an integral part of the Agreement.

1.04	Warranties, declarations, indemnities, undertakings, agreements and obligations made by or entered into by more than one person shall be made and entered into jointly and severally.

1.05	Headings used in the Agreement are for ease of reference and shall not shall not affect the interpretations of the Agreement.

1.06	Documents created in pursuant to “provisions of approval” means various provisions of the Agreement have been approved by the all parties or their representatives to the Agreement and is signed by all parties or their representatives for identification purpose.

2.	Sale and Purchase of Sale Shares and Sale Interest

2.01	Subject to the compliance with the provisions of the Agreement, the Seller sells the Sale Shares to the Purchasers. Except for the charge provided against the convertibles bonds issued to Willis Plus Limited, the Sale Shares are not in any form of liens, charges, encumbrances, equitable interests and other rights owe to third parties, and shall be sold with all rights attached, at present and future, to the Sale Shares, which shall include dividends to be declared, distributed or paid on and after the date of the Agreement.

2.02	Subject to the compliance with provisions of the Agreement, the Seller sells the Sale Interest to the Purchasers through Tieling Company. The Sale Interest is not in any form of liens, charges, encumbrances, equitable interests and other rights owe to third parties, and shall be sold with all rights attached, at present and future, to the Sale Shares, which shall include dividends to be declared, distributed or paid on and after the date of the Agreement.

2.03	Seller shall, through its wholly-owned subsidiary and/or Tieling Company, to enter into a separate sales and purchase agreement with the Purchasers or any third party designated by the Purchasers that is appropriate for the use in the PRC (the “Domestic Agreement”), which shall include all relevant provisions relating to the sale and purchase of the Sale Interest stipulated in the Agreement. In case where the Domestic Agreement unable to include certain provisions of the Agreement due to practicality issues in the PRC, the Seller and the Purchasers shall continue to fulfill those provisions through the Agreement or a separate agreement.

3.	Considerations

3.01	The purchase of the Sale Shares shall be at a total consideration of HK$100, where Company A and Company B shall purchase 85% and 15% of the Sale Shares, respectively, and shall settle the consideration in cash to the Seller within 30 days upon execution of the Agreement.

3.02	The consideration for the purchase of the Sale Interest shall be RMB150, 000,000, which does not included the receivable of RMB85,595,967 stated in Section 4.03(i). The sale of the Sale Interest shall be fulfilled as follows:

The Purchasers or third party designated by the Purchasers shall enter into the Domestic Agreement with Tieling Company specifying the settlement of consideration of RMB150,000,000, in the following manner:

(i)	The Purchasers or third party designated by the Purchasers, accepts the assignment of current account payable of RMB80,000,000 due to Target B by Tieling Company (the Current Account”) within 30 days upon the execution of the Agreement. This Current Account represents amount temporarily received by Tieling Northeast Logistics City Co., Ltd. on behalf of Target B prior to the execution of the Agreement, and shall be assigned to the Purchasers or third party designated by the Purchasers pursuant to provisions above where the Purchasers or third party designated by the Purchasers shall be responsible for direct payments of the Current Account to Target B. The Seller and Tieling Northeast Logistics City Co., Ltd. shall not pay for and be responsible for the settlement of the Current Account in case where the Purchasers or third party designated by the Purchasers fails to settle the Current Account. Target B shall seek settlement from the Purchasers or third party designated by the Purchases; and

(ii)	The Purchasers or third party designated by the Purchasers to pay to Tieling Company the remaining RMB70,000,000 within 30 days from the execution of the Agreement.

Within 30 days from the completion of Section 3.02(i) and 3.02(ii), Tieling Company shall transfer the sale Interest under the name of the Purchasers or third party designated by the Purchasers. Company A and Company B shall be responsible for the payment of Considerations proportion to their respective interest in the Sale Interest purchased, which shall be guaranteed by Mr. Su Shaobin.

4.	Conditions

4.01	The sale and purchase of the Sale Shares and Sale Interest pursuant to the Agreement shall only be completed upon fulfillment of following provisions before deadline as specified in Section 4.03, and shall be unconditional and without restriction. In case where it is conditional or with restrictions, the Seller and the Purchasers may, at their discretion, to enter into written consent that such conditions or restrictions shall not prevent the fulfillment of the following provisions. All necessary official or non-official or regulatory approvals, including approval and authorization from Willis Plus Limited, and other authorizations, approvals and exemptions for the execution, fulfillment, validity and enforceability of the Agreement have been obtained, reached or completed, and fully effective.

4.02	Company A, Company B and Su Bin shall jointly and severally guarantee the assumption and payment of various considerations stipulated in Sections 3.01 and 3.02.

4.03	Other conditions and guarantee documents:

(i)	All parties to the Agreement hereby confirm that the Seller is the rightful owner and beneficiary of the amounts due from Shenzhen Zhengchang Investment Industries Co., Ltd. and Botai Investment Group Co., Ltd.:

(1)	During 2012, as a result of assignments of development rights, an aggregate amount of RMB121,837,036 (“The Amount”) is payable by Shenzhen Zhenchang Investment Industries Co., Ltd. (“Shenzhen Zhenchang”) and Botai Investment Group Co., Ltd.(“Botai”) to Target B in return. The Amount payable by Shenzhen Zhenchang and Botai to Target B is subject to interest at 12% per annum where is calculated from the July 28, 2012 until the date of settlement of the Amount, however the settlement of the Amount shall not be later than July 28, 2013;

(2)	The Seller has recorded the Amount during its fiscal year 2012 and the related for after-tax income was RMB85,595,967 (pre-tax income of RMB121,837,036) (“The Arrears”). Company A, Company B, Target B and Su Shaobin agree that Target B shall deposit the Arrears and related interest into bank account designated by the Seller when the Amount and related interest are collected, which shall not be later than July 28, 2013, and the Seller is the rightful beneficial owner of the Arrears and related interest. Target B, Company A, Company B and Su Bin shall, jointly and severally, guarantee the payment of the Arrears and related interest to the Seller on July 28, 2013.

(ii)	All parties to the Agreement hereby confirm that the Target A shall pay an amount of HK$903,088.07 that is due to the Seller, to CMR Holdings within one month upon the execution of the Agreement, and all parties to the Agreement shall enter into balance confirmation documents.

(iii)	All parties to the Agreement hereby confirm Target B shall settle the current accounts with other subsidiaries of the Seller and Tieling Company, including:

(1)	payable of RMB25,000,000 due to Tieling Northeast Logistics City Co., Ltd.;

(2)	receivable of RMB9,000,000 due from Shenzhen China Northeast Logistics City Co., Ltd.;

The net balance of RMB16,000,000 shall be deposited into the bank account of Tieling Northeast Logistics City Co., Ltd. by the Purchasers or a third party designated by the Purchasers within one month upon the execution of the Agreement, and all parties to the Agreement shall enter into balance confirmation documents

(iv)	The Purchasers shall enter into a document that is legally binding as to undertake and guarantee an annual guaranteed fixed pre-tax return of 21% (the “Guaranteed Returns”) on the Seller’s remaining equity interest of RMB50,000,000 registered capital of Target B (representing 25% overall equity interest in Target B after the Completion), and shall be payable to the Seller or any third party designated by the Seller on October 15 of each year, where the first payment of the Guaranteed Returns shall be October 15, 2013.

(v)	Company A and Su Shaobin shall enter into an agreement to, jointly and severally, undertake and guarantee that in case where Company A intends to sell its stake in Target B, Company A must purchase the remaining 25% equity interest in Target B held by the Seller prior to such proposed sale and to settle any Guaranteed Returns that is remained unpaid. In addition, Company A may, at any time, purchase from the Seller its 25% equity interest in Target B at cost and settle any Guaranteed Return that is remained unpaid. Except for Company A , the seller shall not sell its 25% equity interest in Target B to any other third parties.

(vi)	Target B shall, prior to October 14, 2013, deposit an amount of RMB50,000,000 to a bank account designated by Tieling Company as additional pre-tax guaranteed return of in the first year and shall be jointly and severally guaranteed by Company B and Su Shaobin.

	Payment and Settlement Date	Consideration /Conditions	Reference provisions

Sale Shares	Day of transferring the Sale Shares	HK$100	3.01

Sale Interest	Within 1 month from the Agreement day	(1) RMB80,000,000 (current account assignment) (2) RMB70,000,000	3.02

Other conditions	July 28, 2013 or before	RMB85,595,967 plus interest (Submit guarantee documents, where a sample is attached in Appendix 4)	4.03(i)
	Within 1 month from the Agreement day	HK$903,088.07 pay to CMR Holdings	4.03(ii)
	Within 1 month from the Agreement day	RMB16,000,000 pay to Tieling Northeast Logistics City Co., Ltd.	4.03(iii)
	October 15 each year	RMB10,500,000 (Submit guarantee documents, where sample is attached in Appendix 4)	4.03(iv)
	Purchase 25% equity interest in Target B the future	RMB50,000,000 (Submit guarantee documents, where a sample is attached in Appendix 4)	4.03(v)

	Within 1 year from the Agreement day	RMB50,000,000	4.03(vi)

5.	Completion

5.01	The Completion is fulfilled, on the Completion Day, which shall be within one month from the day on which all of the provisions referred in Section 4.01 have been fulfilled, at time and place mutually agreed by all parties to the Agreement (In any case, time is of most paramount), but in any case shall not be later than November 30, 2012.

5.02	The Seller’s responsibility

The Seller shall:

(a)	Provide to or arrange to provide to the Purchasers the following documents:

(i)	An executed sale and purchase agreement on the sale of Sale Shares in which the Purchasers are the beneficiary together with share certificates of the Sale Shares; and

(ii)	Any authorizations and related supporting documents relating to the executed sale and purchase agreement on the sale Shares;

(b)	Arrange the legal appointment of directors assigned to Target A and Target B by the Purchasers;

(c)	Submit to the Purchasers a copy of executed resignation letter from directors assigned by the Seller to Target A and Target B and confirms there is no unresolved claims or other compensation; and

(d)	Meeting minutes regarding the approval of Sale Shares and Sale Interest by Target A and Target B;

(e)	Provide to the Purchasers a copy of shareholders minutes of Tieling Company regarding the approval for the sale of Sale Interest to the Purchasers or any third parties designated by the Purchasers;

(f)	Provide to the Purchasers an executed copy of the Domestic Agreement entered into between Tieling Company and the Purchasers or any third parties designated by the Purchasers.

(g)	Seller shall provide to the Purchasers documents as stated in Section 4.01.

5.03	The Purchasers’ responsibility

At Completion, the Purchasers shall provide to the Seller documents as stated from Section 4.01 to 4.03.

5.04	Without prejudice to the Purchasers’ or the Seller’s rights remedies (including but not limited to the breach of any responsibilities by the Seller under the Agreement), in case where any party to the Agreement in breach of Section 5, the other party may:

(A)	extend the Completion to no later than 28 days after the Completion Date (this subsection shall also applicable to the Completion which has already been delayed); or

(B)	Completion within practical ways (without prejudice to the rights under this Section); or

(C)	Revocation of the Agreement.

6.	Representations, Warranties and Undertakings by the Seller

6.01	Seller hereby provides to the Purchasers representations, warranties and undertakings in accordance with the provisions set out in Appendix 3 (this section shall survive after the Completion), and confirms that the execution of the Agreement by the Purchasers is based on those representations, warranties and undertakings, and the Purchasers have the right to deemed those representations, warranties and undertakings as part of the Agreement.

6.02	Each of the representations, warranties and undertakings in Appendix 3 are provided jointly and severally. Unless otherwise provided, they shall not be limited or restricted by reference to other provisions and attachments to the Agreement.

6.03	Except for the purpose of fulfilling the Agreement, the Seller shall not act or permit to act or allowance of omissions, and to ensure that such act or permit to act or allowance of omissions shall not occur prior the execution of the Agreement, in order to void breach of representations, warranties and undertakings provided by the Seller or that representations, warranties and undertaking made by the Seller become inaccurate or misleading.

6.04	In case where, prior to the Completion, any of the representations, warranties and undertakings is inaccurate or in material respect cannot be fulfilled, or where any event or the Purchasers are aware or being informed that any event is inconsistent with the representations, warranties and undertakings, or the Seller becomes unable or cannot complete the necessary procedures prior to the Completion, the Purchasers shall has the right to refuse to purchase part or all of the Sale Shares or Sale Interest and the Purchasers may notify the Seller in writing for the revocation of the Agreement. This Section endowed to the Purchasers is additional to its rights and without prejudice to other rights of the Purchasers (including the Purchasers’ rights to claim for damages or compensation from the Seller in case of such breach and non-performance of those representations, warranties and undertakings), and the non-exercise of this right shall not be deemed as forfeiture of any of this right.

7.	Representations, Warranties and Undertakings by the Purchasers

The Purchasers provide the representations to the Seller that Target B, Company A, Company B and Su Shaobin shall enter into warranty and guarantee agreements pursuant to Sections 4.01 to 4.03, and Target B, Company A, Company B and SU Shaobin shall, jointly and severally, enter into warranty and guarantee agreements. Purchasers hereby declare and confirm that due diligence works on Target A and Target B have been completed based on publicly available information.

8.	Provision of Information

8.01	From the date of the Agreement, at the reasonable request of the Purchasers, the Seller shall or procure others to provide and or procure to provide to the Purchasers and/or any person authorized by the Purchasers the rights to access all the relevant books, title deeds, records and ledgers of Target A and Target B, and approve or procure to approve making copies of those books, deeds, records and ledgers by those authorized persons. Directors and employees of Target A and Target B have been instructed, within a reasonable time, to provide the above-mentioned information and related explanations as may be required by those authorized persons.

8.02	Except as otherwise required by laws, the Purchasers hereby undertakes that the Purchasers shall not disclose to parties other than its senior employees, staffs and professional consultants, confidential information of Target A and Target B obtained pursuant to the Agreement prior to the Completion

8.03	The Purchasers undertake that the Purchasers shall return all documents and information of Target A and Target B obtained pursuant to the Agreement in case where the Agreement has been revoked. The Purchasers also undertake that, unless such information is already known to the Purchasers or made public (not as a result of the breach of provisions under the Agreement by the Purchasers, its consultants or employees), the Purchasers shall not use this information for the benefits of its businesses or damage the interests of Target A and Target B.

9.	Events After the Completion

(A)	After the Completion, CMR Holdings and its subsidiaries shall not participate in the daily management of Target B and shall not appoint any directors to the board of directors of Target B.

(B)	After the Completion, CMR Holdings and its subsidiaries shall not be involved in the financing activities of or provide any guarantee for Target B, but shall sign or issue shareholder resolutions and other related documents of Target B in the course of Target B’s financing activities.

(C)	After the Completion, the Seller, through its subsidiaries, Shenzhen China Northeast Logistics City Co., Ltd., to sell to the Purchasers the fixed assets, furniture and fixtures relating to office located at 27/F South China Global Logistics Center, Shenzhen City, the PRC based on their carrying values as of August 31, 2012, and the lease of 27/F China South Global Logistics Center, from September 1, 2012 onward, and shall be guaranteed by Company A, Company B and Su Shaobin.

10.	Fee

All expenses arising from the Agreement sale of Sale Shares and Sale Interest shall be borne by the Seller and the Purchasers at an agreed ratio. In case where the Agreement is revoked by the Seller or the Purchasers pursuant to their rights to the Agreement, the responsible party shall bear the costs relating to the preparation of the Agreement.

11.	Notifications

11.01	In case where any party to the Agreement wishes to notify other parties, it shall be in writing by courier or by prepaid registered mails to be delivered to the following addresses below (or addresses notified by the recipients to the sender in writing 5 days prior to the day on which such notification is sent by the sender), or by telex or facsimile transmission to the recipient of the following telex or fax number, which shall be deemed to have been validly served immediately:

If to the Seller:	Suite 2204, 22/F Sun Life Tower, the Gateway
15 Canton Road, Tsimshatsui, Kowloon, Hong Kong
Fax number: (852) 2111-1890

If to Tieling Company:	Administration Building, Notheast City, Zuanshi Road
Fanhe New District, Tieling City, Liaoning Province, the PRC

If to Company A:	PO Box 957, Offshore Incorporations Centre, Road Town,

Tortola, British Virgin Islands

If to Company B:	PO Box 957, Offshore Incorporations Centre, Road Town,
Tortola, British Virgin Islands

If to SU Shaobin:	[Not disclosed in this translation]

If to Target B:	3/F, Environmental Protection Building Hecheng Road North,
Qiqihar City, Heilongjiang Province, the PRC

11.02	Any notification to be delivered by courier shall be deemed to have delivered upon signing of receipt. Notifications through teletext shall be deemed to have delivered upon return receipt is received. Notifications send through prepaid registered mail shall be deemed to have delivered 48 hours after posting. (in case of overseas mail, ten days). For the purpose of proving the delivery of such notification, the sender only require to provide proof that the proper address has been filled, postage paid and sent, as the case may be.

12.	Forfeiture of Rights

The forfeiture of right by one party to another party’s breach of the Agreement shall not be deemed as subsequent forfeiture of that right and other rights. Delay in the exercise of rights by one party shall not be deemed as forfeiture of such rights. So long as the Agreement remain valid, such rights shall remain in effect.

13.	Confirmations

The Seller hereby acknowledges that Wong’s Solicitors is the Seller’s solicitors relating to the Agreement, and the Seller has also clear recommended the Purchasers to seek their own independent legal advice and to appoint its own counsel.

14.	General provisions

14.01	The Agreement shall be binding to the executor, administrator or successor to any parties to the Agreement, and interests under the Agreement shall be valid to such executor, administrator or successor and is not transferable.

14.02	The Agreement (together with any documents referred to in the Agreement) shall form the entire agreement between the parties to the Agreement. The Agreement shall supersede any intents, expressions and understand made prior to the Agreement. All parties to the Agreement hereby expressly confirm that any changes to this Agreement shall be in writing to become valid.

14.03	Provisions contained in the Agreement constitute all of the agreements between the parties, and shall replace all communications (whether oral or written) that are inconsistent with the Agreement.

14.04	Provisions relating to guarantees and undertakings shall remain in effect after the execution of the Agreement in case where such guarantees and undertakings are yet to be fulfilled.

14.05	The right to revoke endowed to any party to the Agreement any is additional and shall not affect the other party right to remedies. If one party does not exercise or fails to exercise the right of revocation, it shall not constitute a waiver from other party on other rights or right to remedies.

14.06	Provided that the responsibility of one party is not affected, that party may waive any of the responsibilities of the other party under the Agreement, or to compromise or to offer relief.

14.07	The signing and execution of the Agreement by the Seller and the Purchasers is to ensure the provision and fulfillment of further action, behavior, issues and documents, and all parties to the Agreement shall transfer the interest to the other party to which entitles.

14.08	Execution on photocopies of the Agreement is equally valid.

14.09	Any provisions of the Agreement that is declared invalid , illegal or unenforceable by any court or tribunal or the relevant judicial authorities, and as permitted by laws, shall be removed from the Agreement and shall not be affected the validity, legality or mandatory of any other provision of the Agreement which shall remain valid.

14.10	Any matters not covered in the Agreement, the Seller and the Purchasers shall make all reasonable efforts to negotiate and enter into supplemental agreement to the Agreement and have the same legal effect of the Agreement.

15.	Applicable Laws and Jurisdictions

15.01	This Agreement shall be construed and governed by Hong Kong laws and its interpretation. The parties agree to subject to the non-exclusive jurisdictions under Hong Kong courts to determine or enforce any of the claims arising from the Agreement.

15.02	All parties to the Agreement and their properties at any time during the fulfillment of the agreement or any other relevant documents, any rights immunity to offset legal action or program (whether in Hong Kong or elsewhere) to enjoy any immunity, including sovereignty immunity, or other immunities (including subpoenas exemptions, exemption of property seizure before the court verdict, during implementation and enforcement of judgments by courts), shall be forfeited unconditionally to the maximum extent as permitted under applicable law. All parties to the agreement shall accept all orders arising from the legal actions or programs (including intermediate order) or any subpoenas, especially to accept orders on the legal action or proceedings on its property, regardless the purpose of such orders.

15.03	Section 15.01 shall not affect or limit other agreements between the parties to the Agreement under applicable laws and jurisdictions. If there is a new agreement, the new agreement shall prevail.

16.	Other Provisions

There are six copies of the Agreement in Chinese. In case where there is an English version and is different from the Chinese version, the Chinese version shall prevail.

Authorized signature of China Metro-Rural Limited

Authorized signature of Tieling North Asia Development Co., Ltd.

Authorized signature of Run Xing Investments Limited

Authorized signature of Honour Noble Holdings Limited

Signature of Su Shaobin

Authorized signature of Qiqihar China Focus City Holdings (Group) Co., Ltd.